The Gabelli Dividend & Income Trust

One Corporate Center

Rye, New York 10580-1422

June 16, 2016

VIA EDGAR

Deborah D. Skeens

Senior Counsel – Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission (the “Commission”)

100 F Street N.E.

Washington, DC 20549

RE:	The Gabelli Dividend & Income Trust
(File Nos. 333-210990 & 811-21423)

Dear Ms. Skeens:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, The Gabelli Dividend & Income Trust (the “Registrant”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form N-2 be accelerated so that it may become effective by 4:00 p.m., Washington, D.C. time, on Friday, June 17, 2016, or as soon thereafter as reasonably practicable.

In connection with this request, the Registrant acknowledges that:

(a)	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(b)	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(c)	the Registrant may not assert staff comments or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

THE GABELLI DIVIDEND & INCOME TRUST

By:	/s/ Agnes Mullady
Name:	Agnes Mullady
Title:	Treasurer